July 17, 2017
Via EDGAR
United States Securities and Exchange Commission,
    Division of Investment Management,
        100 F Street N.E.,
            Washington, D.C. 20549.

Attention:	Mr. Jay Williamson

Re:	TCG BDC, Inc. Preliminary Proxy Statement on Schedule 14A (File No. 814-00995) Submitted June 29, 2017

Dear Mr. Williamson:
On behalf of our client, TCG BDC, Inc. (the “Company” or “TCG BDC”), we are writing in connection with the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) that was filed on June 29, 2017 and the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided during a telephone conversation on July 11, 2017.
The Company appreciates the Staff’s review of the Preliminary Proxy Statement and looks forward to working with the Staff to resolve the Staff’s comments. For your convenience, the Company has summarized each of the Staff’s comments below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Preliminary Proxy Statement. Page numbers refer to the page numbers in the Preliminary Proxy Statement.
In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Preliminary Proxy Statement in its definitive Proxy Statement,

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which it intends to file not later than July 24, 2017. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing was deficient or inaccurate in any respect. Accordingly, any changes reflected in the Proxy Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
General

1.
Please respond to these comments in writing and file your responses on EDGAR. Where comments ask for revised disclosure or revised disclosure is contemplated by the responses, please provide draft revised disclosure with the response letter. Please allow us sufficient time to review your responses prior to filing the definitive proxy.

Response:
The Company acknowledges the Staff’s comment. The Company has included revised draft disclosure as it deems appropriate. The Company acknowledges the Staff’s request for time to review the Company’s responses prior to filing its definitive Proxy Statement.
Material Changes to the Existing Advisory Agreement and Reasons for the Changes, page 7

2.
We note your statement that the deletion of the incentive fee payment deferral test could accelerate the timing for payment but will have no impact on the incentive fee accrued by the Company. Please revise here and elsewhere as appropriate to explain in clear and concise language:

•	What the incentive fee payment deferral test is? How it works and why was it provided to pre-IPO investors?

•	What is the impact to investors as a result of its elimination?

•	How the Board considered the removal of this term in deciding whether to approve the deletion and its approval of the Amended Advisory Agreement.

•	Whether the absence of this provision makes it more likely that the Investment Adviser receives incentive fee compensation in any particular period.

•	Also please confirm the accuracy of your statement that it would have no impact on the incentive fee accrued by the Company.

Response:
In response to the Staff’s comments, the Company will revise the second paragraph on page 7 under the heading “Material Changes to the Existing Advisory Agreement and Reasons for the Changes” so that it reads as follows:
As noted above, approval of the Amended Advisory Agreement would reduce the incentive fees payable by the Company to the Investment Adviser both with

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respect to the portion of the incentive fees based on pre-incentive fee net investment income and the portion of the incentive fees based on capital gains whereas including in the Company’s pre-incentive fee net investment income accrued income that the Company has not yet received in cash would accelerate and potentially increase the payment of incentive fees payable by the Company to the Investment Adviser. Approval of the Amended Advisory Agreement would also eliminate the incentive fee payment deferral test. This feature of the Existing Advisory Agreement defers payment of any incentive fee otherwise earned by the Investment Adviser and payable as an expense of the Company if, during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made, the sum of (a) the aggregate distributions to the Company’s stockholders and (b) the change in net assets (defined as gross assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 6.0% of the Company’s net assets (defined as gross assets less indebtedness) at the beginning of such period. Under the Existing Advisory Agreement, any deferred incentive fees are carried over for payment in subsequent calculation periods. Accordingly, although elimination of the deferral test could accelerate the timing for payment of incentive fees by the Company to the Investment Adviser, it will have no impact on the incentive fees expensed by the Company.
The Company will also revise the disclosure on page 9 to replace the second sentence in the third paragraph under the heading “Comparison of Management Fee and Expense Ratio to Other BDCs” with the following:
In addition, the Board considered that the deletion of the incentive fee payment deferral test from the Amended Advisory Agreement could accelerate the timing for payment of incentive fees by the Company to the Investment Adviser, particularly in the event that the Company experiences a prolonged period of underperformance. The Board also considered that the impact of the deletion of the incentive fee payment deferral test is on the timing rather than the amount of the payment of incentive fees by the Company to the Investment Adviser. The Board also considered that while pre-IPO investors in the Company had the benefit of this feature, they were also subject to a higher incentive fee.
In response to the Staff’s comments here and below in comment 4, the Company will also revise the disclosure on page 9 to add the following sentence immediately after the second sentence in the fourth paragraph under the heading “Comparison of Management Fee and Expense Ratio to Other BDCs”:
The Board noted that none of the listed and externally managed BDCs of comparable size considered by the Board had an incentive fee payment deferral test similar to the one the Company is eliminating.

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The Company confirms to the Staff that the statement that the deletion of the incentive fee payment deferral test would have no impact on the incentive fee expensed by the Company is accurate.
Recommendation of the Board, page 8

3.	Please advise whether there has been any change to your Board since the May 30 meeting approving the amended agreement.
Response:
The Company advises the Staff that there has been no change to the Company’s Board of Directors (the “Board”) since the Board meeting on May 30, 2017 during which the Board approved the Amended Advisory Agreement.
Comparison of Management Fee and Expense Ratio to Other BDCs, page 9

4.
We note your statement that the Board discussed that the new incentive fee structure was consistent with the range of other externally managed BDCs and that the new annual rate for the incentive fee was on the lower end of the rate paid by other listed and externally managed BDCs of comparable size. Of the companies included in the comparison, how many included an incentive fee payment deferral test similar to the one you are eliminating? If appropriate, revise to address how the Board considered the presence of a payment deferral test in determining the comparability of incentive fee structures.

Response:
The Company notes for the information of the Staff that only one of the listed and externally managed BDCs that the Board considered has an incentive fee payment deferral test similar to the one the Company is eliminating from the Amended Advisory Agreement. The Board noted that the BDC with the deferral test is substantially larger in size than the Company and that this BDC also had a higher annual incentive fee rate than the incentive fee rate included in the Amended Advisory Agreement.
In response to the Staff’s comment, the Company will revise the disclosure on page 9 to address how the Board considered the presence of a payment deferral test in determining the comparability of incentive fee structures by adding the following sentence immediately after the second sentence in the fourth paragraph under the heading “Comparison of Management Fee and Expense Ratio to Other BDCs”:
The Board noted that none of the listed and externally managed BDCs of comparable size considered by the Board had an incentive fee payment deferral test similar to the one the Company is eliminating.

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Advisory Fees—Incentive Fee, page 11

5.	Will any fees become payable to the Investment Adviser as a result of the termination of the Existing Advisory Agreement? If so, disclose any material amount.
Response:
The Company advises the Staff that no fees will become payable to the Investment Adviser as a result of the termination of the Existing Advisory Agreement because the Company is seeking to amend and restate the Existing Advisory Agreement, and, upon the effectiveness of the Amended Advisory Agreement, the Amended Advisory Agreement will supersede the Existing Advisory Agreement.
Examples of Quarterly Incentive Fee Calculation under the Amended Advisory Agreement, page 17

6.	Consider providing a table comparing the payments that will be made under your existing agreement and your amended agreement for each alternative presented.
Response:
In response to the Staff’s comment, the Company will revise the disclosure to present a table at the bottom of page 18 to compare the payments that would be made under the Existing Advisory Agreement and the Amended Advisory Agreement for each alternative under the examples of incentive fee calculations under the Amended Advisory Agreement as follows:
Comparison of Incentive Fees under the Existing Advisory Agreement and the Amended Advisory Agreement for Each Alternative under Examples of Incentive Fee Calculations under the Amended Advisory Agreement
The table below compares the payments that would be made under the Existing Advisory Agreement and the Amended Advisory Agreement for each alternative under the examples of incentive fee calculations under the Amended Advisory Agreement.

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	Incentive Fee under the Existing Advisory Agreement	Incentive Fee under the Amended Advisory Agreement
Example 1: Income Related Portion of Incentive Fee
Alternative 1	-	-
Alternative 2	0.225%	0.225%
Alternative 3	0.685%	0.601%
Example 2: Capital Gains Portion of Incentive Fee
Alternative 1
Year 1	$—	$—
Year 2	$6,000,000	$5,250,000
Year 3	$—	$—
Year 4	$200,000	$175,000
Alternative 2
Year 1	$—	$—
Year 2	$5,000,000	$4,375,000
Year 3	$1,400,000	$1,225,000
Year 4	$600,000	$525,000
Year 5	$—	$—
* * *
Any questions or comments with respect to the responses may be communicated to the undersigned at (212) 558-4940 or by email (farrarw@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:	Orit Mizrachi
Venugopal Rathi
Matthew Cottrell
(TCG BDC, Inc.)